Wound & Skin care

RECEIVED

2007 MAY 31 A 9:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

25 May 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

07023972

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 8 /2007.

SUPPL

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Encl.

dw 6/1

STOCK EXCHANGE ANNOUNCEMENT NO. 8/2007
23 May 2007

British health care reform: No changes expected before the end of 2007

Today, the British Department of Health has stated that the current review of the arrangements under Part IX of the Drug Tariff for the provision of stoma and incontinence appliances and related services to Primary Care will be prolonged.

The volume and complexity of the responses are such that the Department of Health has decided that it needs more time to analyse the information provided in the consultation period, which closed on 2 April 2007.

Consequently, no changes will be implemented in July 2007 as previously proposed.

The Department of Health is not able to tell when they will have completed the overall review, but they do not anticipate that it will be before the end of 2007.

Coloplast's expectations for 2006/07 do not reflect any potential changes in the British health care system and therefore the announcement has no effect on Coloplast's estimates for this financial year.

When we receive further substantial information from the British authorities, we will make an announcement.

Lene Skole
Executive Vice President, CFO

CONTACTS

Investors and financial analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail: dklsk@coloplast.com

Jørgen Fischer Ravn
Head of Investor relations
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

END